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Marianne Dobelbower, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Energy Total Return Fund

Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205)

Dear Ms. Dobelbower:

On behalf of FS Energy Total Return Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the accounting staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on January 17, 2017 regarding Pre-Effective Amendment #1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response.

We also describe below the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, filed by the Fund on March 2, 2017 (the “Revised Registration Statement”).

Marianne Dobelbower

March 2, 2017

1. The footnote to the Balance Sheet references a Note 5. Please revise the Notes to Financial Statement to include Note 5 or revise the cross reference in the referenced footnote.

The Fund has included Note 5 in the Revised Registration Statement.

2. Note 2 in the Notes to Financial Statement states that the Fund incurred organization costs of $40,000 which were paid on its behalf by Franklin Square Holdings, L.P. Please include (1) a Statement of Operations reflecting a line item for this expense and an offsetting line item for the reimbursement, and (2) line items in the Balance Sheet reflecting an asset for the reimbursement from Franklin Square Holdings, L.P. to the Fund and an offsetting liability to pay the $40,000 expense.

The Fund respectfully submits that, although Franklin Square Holdings L.P. (“FS”) incurred the organization costs on the Fund’s behalf, FS will not seek reimbursement for such costs. The Fund has revised the disclosure in the Revised Registration Statement, including the Notes to the Financial Statement contained therein, to describe this arrangement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/ Thomas A. DeCapo
Thomas A. DeCapo

cc:	Stephen S. Sypherd

FS Energy Total Return Fund